Exhibit 8.1
November 17, 2017
NorthStar Realty Europe Corp.
399 Park Avenue, 18th Fl.
New York, NY 10022
NorthStar Realty Europe Corp.
Qualification as a
Real Estate Investment Trust
Ladies and Gentlemen:
We have acted as special tax counsel to NorthStar Realty Europe Corp., a Maryland corporation (the “Company”), in connection with the preparation of a registration statement on Form S-3 filed with the Securities and Exchange Commission on the date hereof (“the Registration Statement”) with respect to the offer and sale of shares of common stock of the Company, par value $0.01 per share (the “Common Stock”), shares of preferred stock, par value $0.01 per share, of the Company (the “Preferred Stock”), depositary shares representing Preferred Stock (the “Depositary Shares”), debt securities of the Company (the “Debt Securities”), warrants entitling the holders to purchase Common Stock, Preferred Stock, Depositary Shares or Debt Securities, and units comprising one or more of the preceding securities of the Company to be offered from time-to-time. You have requested our opinion regarding certain U.S. federal income tax matters.
In giving this opinion letter, we have examined the following:

1.	the Registration Statement and the prospectus (the “Prospectus”) filed as part of the Registration Statement;

2.
the Company’s Articles of Incorporation, filed with the Maryland Department of Assessment and Taxation (the “SDAT”) on June 18, 2015 and the Articles of Amendment and Restatement (the “Amended Articles”), filed on October 19, 2015 with the SDAT;

3.
the Agreement of Limited Partnership of NorthStar Realty Europe Limited Partnership, a Delaware limited partnership (the “Operating Partnership”) and the Amended and Restated Agreement of Limited Partnership of the Operating Partnership, dated October 31, 2015;

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh San Francisco Tokyo Washington	Riverfront Plaza, West Tower 901 East Byrd Street, Suite 1500 Richmond, Virginia 23219 Tel +1.804.327.6300 Fax +1.804.479.8295 www.velaw.com

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4.
the Asset Management Agreement, by and between the Company and NSAM J-NRE Ltd., a Jersey limited company, dated October 31, 2015 and the Amended and Restated Asset Management Agreement, by and between the Company and CNI NRE Advisors, LLC, a Delaware limited liability company, dated November 9, 2017 ; and

5.	such other documents as we have deemed necessary or appropriate for purposes of this opinion.
In connection with the opinion rendered below, we have assumed, with your consent, that:

1.	each of the documents referred to above has been duly authorized, executed, and delivered; is authentic, if an original, or is accurate, if a copy; and has not been amended;

2.
during its 2017 taxable year and future taxable years, the Company will operate in a manner that will make the factual representations contained in a certificate, dated the date hereof and executed by a duly appointed officer of the Company (the “Company Officer’s Certificate”), true for such years;

3.	the Company will not make any amendments to its organizational documents after the date of this opinion that would affect its qualification as a REIT for any taxable year;

4.
no action will be taken by the Company, NRF RED REIT Corp. (“RED REIT”), or the Operating Partnership after the date hereof that would have the effect of altering the facts upon which the opinion set forth below is based.

In connection with the opinion rendered below, we also have relied upon the correctness of the factual representations contained in the certificate, dated January 10, 2017 and executed by a duly appointed officer of RED REIT (the “RED REIT Officer’s Certificate”) and in the certificate dated January 10, 2017 and executed by a duly appointed officer of NorthStar Realty Finance Corp. (“NRF”) (the “NRF Officer’s Certificate” and together with the Company Officer’s Certificate and the RED REIT Officer’s Certificate, the “Officer’s Certificates”). No facts have come to our attention that would cause us to question the accuracy and completeness of such factual representations in a material way.
Based solely on the documents and assumptions set forth above, the representations set forth in the Officer’s Certificates, and the factual matters discussed in the Prospectus under the caption “Federal Income Tax Consequences of Our Status as a REIT” (which are incorporated herein by reference), we are of the opinion that:

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(a)    the Company qualified to be taxed as a REIT pursuant to sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”) for its taxable years ended December 31, 2015 through December 31, 2016, and the Company’s organization and current and proposed method of operation will enable it to continue to qualify as a REIT under the Code for its taxable year ending December 31, 2017 and thereafter; and
(b)    the descriptions of the law and the legal conclusions contained in the Prospectus under the caption “Federal Income Tax Consequences of Our Status as a REIT” are correct in all material respects.
We will not review on a continuing basis the Company’s, NRF’s or RED REIT’s compliance with the documents or assumptions set forth above, or the representations set forth in the Officer’s Certificates. Accordingly, no assurance can be given that the actual results of the Company’s operations will satisfy the requirements for qualification and taxation as a REIT in any given period. Although we have made such inquiries and performed such investigations as we have deemed necessary to fulfill our professional responsibilities as counsel, we have not undertaken an independent investigation of all of the facts referred to in this letter or the Officer’s Certificates.
The foregoing opinion is based on current provisions of the Code, the Treasury regulations (the “Regulations”), published administrative interpretations thereof, and published court decisions. The Internal Revenue Service has not issued Regulations or administrative interpretations with respect to various provisions of the Code relating to REIT qualification. No assurance can be given that the law will not change in a way that will prevent the Company from qualifying as a REIT.
The foregoing opinions are limited to the U.S. federal income tax matters addressed herein, and no other opinions are rendered with respect to other U.S. federal tax matters or to any issues arising under the tax laws of any other country, or any state or locality. We undertake no obligation to update the opinions expressed herein after the date of this letter. This opinion letter speaks only as of the date hereof. Except as provided in the next paragraph, this opinion letter may not be distributed, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our express written consent.
We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. We also consent to the references to Vinson & Elkins LLP under the captions “Material U.S. Federal Income Tax Considerations” and “Legal Matters” in the Prospectus. In giving consent, we do not admit that we are in the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated there under by the Securities and Exchange Commission.

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Very truly yours,

/s/ Vinson & Elkins L.L.P.

Vinson & Elkins L.L.P.